MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

16 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


06013614

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12th and 15th of May 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MY TRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON

RECEIVED
2006 MAY 19 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

11 May 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 09 May 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 56,895,056 shares.

12.41%

Of these 56,895,056 shares:

- The interest in 1,126,957 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 42,600,970 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

- The interest in 13,167,129 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

RNS Number:8661C
MyTravel Group plc
12 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only. The interest in 1,126,957 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.

The interest in 42,600,970 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. The interest in 13,167,129 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1,126,957 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 42,600,970 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

11 May 2006

12. Total holding following this notification

56,895,056 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

12.41% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

12 May 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only. The interest in 1,126,957 30p shares arose from the interest held by Goldman, Sachs & Co. , a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 42,961,832 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. The interest in 9,214,494 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1,126,957 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 42,961,832 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

15 May 2006

12. Total holding following this notification

53,303,283 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

11.63% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary 

Date of notification

15 May 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

15 May 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 11 May 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 53,303,283 shares.

Of these 53,303,283 shares:

- The interest in 1,126,957 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 42,961,832 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

- The interest in 9,214,494 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

UBS Investment Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

12th May 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 11th May 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,521,016 Ordinary shares of My Travel Group PLC, representing 4.04 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,813,109 shares	3.89%
UBS AG - Total	**18,521,016 shares**	**4.04%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,



CJ Rinaldi
Executive Director
Compliance



Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,813,109
Total	18,521,016

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

11 May 2006

11. Date company informed

12 May 2006

12. Total holding following this notification

18,521,016 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.04% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary



Date of notification

15 May 2006